SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             Kerr-McGee Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    492386107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      492386107              SCHEDULE 13D/A     PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,812,885
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,812,885
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,812,885
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                           [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%

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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      492386107             SCHEDULE 13D/A       PAGE 3 OF 4 PAGES
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The Schedule 13D filed on March 3, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation (the "Issuer"), as amended by Amendment No. 1 dated March 10, 2005, Amendment No. 2 dated March 24, 2005, Amendment No. 3 dated April 4, 2005, Amendment No. 4 dated April 14, 2005 and Amendment No. 5 dated April 15, 2005, is hereby amended as set forth below by this Amendment No. 6 to the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         Pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. The Reporting Person determined to solicit proxies on behalf of Messrs. Rosenstein and Icahn as candidates for director of the Issuer at the Issuer's 2005 annual meeting of stockholders. Accordingly, a preliminary proxy statement was filed by the Reporting Person, the Icahn Group and certain related parties on March 24, 2005 and subsequently amended.

         On April 13, 2005, the Reporting Person, the Icahn Group and the Issuer entered into an agreement (the "Agreement"). A copy of the Agreement is attached hereto as Exhibit F and incorporated herein by reference. Pursuant to the terms of the Agreement, upon the Issuer's acceptance of shares for payment (the "Tender Acceptance") in a self tender offer by the Issuer, the Icahn Group agreed to withdraw its notice of intent to nominate persons for election as directors and to take all steps necessary to cease, and to cause all affiliates immediately to cease, all efforts to nominate or elect directors to the board of directors of the Issuer. The Issuer's self tender offer was commenced on April 19, 2005, and the Tender Acceptance occurred on May 19, 2005.

         In view of the Tender Acceptance and the terms of the Agreement, the Reporting Person believes that it should no longer be deemed part of a group with, and accordingly to beneficially own the Shares held by, the Icahn Group. As the Shares held by the various accounts under the Reporting Person's management and control are less than 5% of the outstanding Shares, the Reporting Person will no longer report changes in its beneficial ownership of the Shares or other events related to the Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (e) On May 19, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

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CUSIP NO.      492386107            SCHEDULE 13D/A         PAGE 4 OF 4 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:  Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director